Filed by Eversource Energy

(Commission File No. 001-05324) pursuant

to Rule 425 under the Securities Act of 1933

Subject Company: New England Service Company

NEW ENGLAND SERVICE COMPANY LETTERHEAD

April 8, 2021

Dear Stockholder:

We are pleased to announce that on April 7, 2021, the Board of Directors of New England Service Company (OTC Pink Sheets Trading Symbol: NESW) unanimously approved an Agreement and Plan of Merger (the “Agreement”) with Aquarion Company (“Aquarion”), a wholly-owned subsidiary of Eversource Energy (NYSE trading symbol: ES). Aquarion is a holding company based in Bridgeport, Connecticut with regulated water operations in Connecticut, Massachusetts, and New Hampshire. New England Service Company (“NESC”) is a holding company based in Plainville, Connecticut which also conducts regulated water operations in Connecticut, Massachusetts, and New Hampshire.

Under the terms of the agreement, which has been unanimously approved by the boards of directors of Aquarion and NESC, stockholders of NESC will have the opportunity to receive 0.51208 shares of Eversource common stock for each NESC share they own. The exchange ratio implies a $44.90 per share value based on the closing price of $87.68 for Eversource Energy common shares on April 6, 2021, or about an over 95% market premium over NESC's $23.00 closing price on April 6, 2021.   Boenning & Scattergood, Inc. provided a fairness opinion to the Board of Directors of NESC. Based on the exchange ratio, NESC shareholders would receive an equivalent dividend of $1.23 per share compared to their current dividend on NESC shares of $0.74 per share.

The completion of the transaction will require approval by the stockholders of NESC, and the NESC Board of Directors has resolved to recommend the adoption of the merger agreement by the stockholders. The transaction is also subject to the approval of multiple regulatory authorities, including the Connecticut Public Utilities Regulatory Authority, Massachusetts Department of Public Utilities, New Hampshire Public Utilities Commission, and satisfaction of several other conditions. The parties plan to file all required regulatory applications shortly with an anticipated consummation of the merger by the end of 2021.

In the next few months, you will be mailed a Proxy Statement/Prospectus for the NESC Stockholder Meeting, at which NESC stockholders will consider and vote with respect to the proposed merger.

Enclosed with this letter is the press release announcing the signing of the Agreement. The press release provides additional information that will answer many of your questions.

Sincerely yours,

Nicholas LaChance	Donald Vaughan
President	Chairman of the Board of Directors

Forward-Looking Statements

This letter includes statements concerning New England Service Company’s expectations, beliefs, plans, objectives, goals, strategies, assumptions of future events, future financial performance or growth and other statements that are not historical facts, including statements regarding the planned merger with Aquarion Water Company, the timing of such transaction and benefits anticipated from such transaction. These statements are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, readers can identify these forward-looking statements through the use of words or phrases such as “estimate,” “expect,” “anticipate,” “intend,” “plan,” “project,” “believe,” “forecast,” “should,” “could” and other similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual results or outcomes to differ materially from those included in the forward-looking statements. Factors that may cause actual results to differ materially from those included in the forward-looking statements include, but are not limited to: the transaction is subject to conditions to closing, including regulatory approvals, that may not be satisfied; it may take longer than anticipated to consummate the transaction; we may not realize the benefits we anticipate from the transaction; unforeseen liabilities; risks relating to integration of the acquired business; and other presently unknown or unforeseen factors. New England Service Company does not undertake any obligation to update forward-looking statements to reflect events or circumstances that occur after the date on which such statements are made.

This Communication Does Not Constitute a Solicitation of Proxies

This communication does not constitute an offer to buy or solicitation of any offer to sell securities. This communication relates to a proposed business combination transaction between Aquarion Company and New England Service Company. In connection with the proposed business combination, Eversource Energy will file a registration statement with the SEC. This communication is not a substitute for any registration statement, prospectus/proxy statement or other document Eversource Energy, Aquarion Company and/or New England Service Company may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NEW ENGLAND SERVICE COMPANY ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT, PROSPECTUS, PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EVERSOURCE ENERGY, AQUARION COMPANY, NEW ENGLAND SERVICE COMPANY AND THE PROPOSED TRANSACTION. Investors will be able to obtain a copy of the proxy materials and prospectus free of charge (when available) at the SEC’s website at www.sec.gov. The materials may also be obtained for free by directing a written request to: Nicholas LaChance, President, New England Service Company, 37 Northwest Drive, Plainville, CT 06062, telephone (860) 747-1665. Investors should read the proxy materials/prospectus before making a decision regarding the merger.

New England Service Company and certain of its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of New England Service Company in connection with the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders of New England Service Company in connection with the proposed merger will be set forth in the registration statement, prospectus/proxy statement or other documents filed with the SEC if any when they become available.

About Aquarion Water Company:

Aquarion Water Company is the public water supply company for more than 625,000 people in 52 cities and towns throughout Connecticut, as well as serving customers in Massachusetts and New Hampshire. It is the largest investor-owned water utility in New England and among the seven largest in the U.S. Based in Bridgeport, CT, it has been in the public water supply business since 1857. Across its operations, Aquarion strives to act as a responsible steward of the environment and to assist the communities it serves in promoting sustainable practices. Aquarion Water Company is a wholly-owned subsidiary of Eversource.

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